UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Efficiency and Proximity

EARNINGS RELEASE

FIRST QUARTER 2018

edenor

Edenor announces its first quarter 2018 results
Stock Information: Ticker: EDN NYSE ADR Ratio: 20 Class B = 1 ADR Buenos Aires Stock Exchange	Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
Tel: +54 (11) 4346 -5510 / 5519

Buenos Aires, Argentina, May 11, 2018. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and Gwh distributed, announces its results for the first quarter of 2018. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”).

RELEVANT EVENTS

Share Repurchase Program

In view of the divergence between the Company assets’ implicit valuations and the Company's market share price, which fails to reflect either the value or the economic reality these assets currently or potentially have, this being detrimental to the interests of the Company’s shareholders, in its last meeting held on May 10, 2018, Edenor’s Board of Directors approved the repurchase of own shares pursuant to the following terms and conditions:

1.     Maximum amount: up to US$ 40 million;

2.     Maximum number and price: portfolio shares may not exceed, as a whole, the limit of 10% of the capital stock (the Company currently has 7.5 million portfolio shares, which represent 0.83% of its capital stock), and may be purchased for a maximum price of ARS 60 per common share listed in Bolsas y Mercados Argentinos S.A. and US$ 55 per ADR listed in the New York Stock Exchange;

3.     Term: 120 calendar days as from the first business day following the publication of the purchase in stock market media, subject to any extension to be approved by the Board of Directors, which will be informed to the investing public by the same media; and

4.     Internal communication: directors, statutory auditors and senior managers will be informed that, during the life of the program, they may not sell company shares held or directly or indirectly managed by them during the applicable term.

Edenor S.A. – Earnings Release 1Q ‘18	2

Penalties

On April 23, 2018, pursuant to Resolution No. 118/2018, the ENRE instructed Edenor to calculate and pay a compensation to residential Tariff 1 Customers for each interruption equal to or higher than 20 hours affecting them during certain periods on account of the extraordinary disruption in the utility service affecting more than 70,000 customers per day for a term of 5 calendar days, all of them during Semester 42. The impact of these compensations has been quantified in the amount of ARS 87 million and accounted for as of March 31, 2018.

To date, the Company is analyzing the possibility to appeal such resolution on considering that it does not conform to the applicable legislation in force.

S&P Global Ratings upgrade

On April 12, 2018 S&P Global Ratings issued its report upgrading the local rating of 2022 Corporate Bonds from raBBB (with a stable outlook) to raAA- (with a positive outlook), and the global rating from B- (with a stable outlook) to B (with a positive outlook). The main arguments for this upgrade are the internal generation of funds during the last semester and raised expectations associated with the implementation of the RTI. The positive outlook is also based on the probability that the Company may face its Regulatory Liabilities without affecting its long-term credit standing.

Edenor S.A. – Earnings Release 1Q ‘18	3

MAIN RESULTS FOR THE FIRST QUARTER 2018

	1st Quarter
In millon of Pesos	2018	2017	Δ%
Revenue from sales	11,011.4	5,366.6	105.2%
Energy purchases	(5,525.3)	(2,533.6)	118.1%
Gross margin	5,486.1	2,833.1	93.6%
Operating expenses	(2,688.7)	(1,875.9)	43.3%
Other operating expenses	(207.6)	(140.6)	47.7%
Net operating income (loss)	2,589.7	816.6	217.1%
Financial Results, net	(530.4)	(160.1)	231.2%
Income Tax	(608.4)	(235.1)	158.8%
Net income (loss)	1,450.8	421.4	244.3%

Revenue from sales increased by 105.2%, to ARS 11,011.4 million, in the first quarter of 2018, against ARS 5,366.6 million in the first quarter of 2017, mainly due to the application of the new tariff scheme effective as from February 1, 2018, which includes the last 18% increase provided for by ENRE Resolution No. 63/2017 resulting from the RTI process, together with subsequent six-monthly adjustments corresponding to the update of Own Distribution Costs (CPD). The first VAD adjustment, which amounted to 42%, entered into effect on February 1, 2017; the second adjustment, for 18%, became effective as from December 1, 2017, applicable retroactively as from the month of November pursuant to ENRE Resolution No. 603/2017; and the third VAD adjustment, also for 18%, on February 1, 2018 pursuant to ENRE Resolution No. 33/2018. As regards CPD adjustments for cost increases during 2017, the first adjustment, equivalent to 11.6%, was implemented on December 1, 2017 with retroactive effects to the month of August 2017, as provided for in the RTI, and the CPD adjustment for the second semester of 2017, which amounted to 11.9%, is in effect since February 1, 2018. Additionally, on the same date deferred income accrued during the February 2017 - January 2018 period was incorporated into the tariff, and the first two installments, for a total amount of ARS 302.3 million, were recorded in the months of February and March.

This increase in Revenue from sales is also due to the 0.4% increase in the volume of energy sales, which reached 5,550 GWh in the first quarter of 2018, against 5,527 GWh for the same period in 2017, mainly attributable to a a 2.0% increase in the wheeling system, a 1.6% increase in the demand by small and medium commercial customers and a 0.8% increase in Industrial customers. This was partially offset by a 2.1% decrease in the demand by residential customers. This increase in the demand is mainly due to higher commercial and industrial activity levels, in line with the positive variation of the industrial production index, and was partially offset by the lower residential consumption associated with the increase in bill prices and slightly lower average temperatures compared to the same period of the previous year. Furthermore, Edenor’s customer base increased by 2.8%.

	Energy sales					Customers
	1Q 2018		1Q 2017		Δ%	At 03/31/2018	At 03/31/2017	Δ%
	Gwh	%	Gwh	%
Residential	2,341	42.2%	2,391	43.1%	(2.1%)	2,593,347	2,510,825	3.3%
Small commercial	491	8.9%	454	8.2%	8.3%	327,738	327,423	0.1%
Medium commercial	460	8.3%	482	8.7%	(4.7%)	33,244	34,972	(4.9%)
Industrial	966	17.4%	959	17.3%	0.8%	6,874	6,861	0.2%
Wheeling System	1,018	18.3%	997	18.0%	2.0%	702	712	(1.4%)
Others
Public lighting	161	2.9%	152	2.7%	6.0%	21	21	0.0%
Shantytowns and others	113	2.0%	91	1.6%	23.4%	428	411	4.1%
Total	5,550	100%	5,527	100%	0.4%	2,962,354	2,881,225	2.8%

Edenor S.A. – Earnings Release 1Q ‘18	4

Energy purchases increased by 118.1%, to ARS 5,525.3 million, in the first quarter of 2018, against ARS 2,533.6 million for the same period in 2017, mainly due to an approximate 117% increase in the average price of purchases resulting from the entry into effect in February and December 2017 and February 2018 of the new seasonal prices for electricity set forth by Resolutions No. 20-E/2017 and No. 1,091/2017 of the Secretariat of Electric Energy (“SEE”). Despite this increase, the reference seasonal price for customers is still subsidized by the National Government, especially in the case of residential customers, where said subsidy reaches approximately 23% of the system’s average generation cost. Additionally, even though the energy loss rate remained substantially unchanged, 16.3% in 1Q18 against 16.2% in 1Q17, its associated cost increased by 146.7% following the application of the new seasonal price for its determination.

Operating expenses increased by 43.3%, reaching ARS 2,688.7 million in 1Q18, against ARS 1,875.9 million in 1Q17. This is mainly accounted for by a ARS 326.8 million increase in penalties; when eliminating the March 2017 adjustment on account of the change of the calculation methodology pursuant to ENRE Note No. 125,248 in the amount of ARS 413.0 million, penalties decrease by ARS 86.2 million, even including the compensations in the amount of ARS 87.2 million provided for by ENRE Resolution No. 118/2018, which the Company is evaluating to appeal on considering that it does not conform to the applicable legislation in force; a ARS 212.6 million increase in fees for third-party services, mainly on account of higher expenses in pruning, changes of posts, the gathering of data on anomalies, street safety works and the repair of sidewalks, as well as higher expenses associated with the distribution of bills; this increase in activity levels directly results in a higher consumption of materials for preventive and corrective maintenance works for a total amount of ARS 50 million; and, lastly, the ARS 129.1 million increase in the allowance for the impairment of trade and other receivables after evaluating certain doubtful receivables and estimates on the delinquent balance.

	1st Quarter
In million of pesos	2018	2017	Δ%
Salaries, social security taxes	(1,035.6)	(1,041.5)	(1%)
Pensions Plans	(37.6)	(25.2)	49%
Communications expenses	(61.1)	(50.0)	22%
Allowance for the impairment of trade and other receivables	(179.5)	(50.4)	256%
Supplies consumption	(109.3)	(60.4)	81%
Leases and insurance	(33.7)	(24.8)	36%
Security service	(44.7)	(37.0)	21%
Fees and remuneration for services	(584.6)	(372.0)	57%
Public relations and marketing	(2.2)	(3.8)	(41%)
Advertising and sponsorship	(1.1)	(1.9)	(41%)
Reimbursements to personnel	(0.1)	(0.2)	(39%)
Depreciation of property, plant and equipment	(128.3)	(97.5)	32%
Directors and Supervisory Committee members’ fees	(4.3)	(2.9)	46%
ENRE penalties	(375.2)	(48.4)	676%
Taxes and charges	(90.0)	(59.3)	52%
Other	(1.5)	(0.7)	104%
Total	(2,688.7)	(1,875.9)	43%

Net operating income increased by ARS 1,773.1 million, recording profits for ARS 2,589.7 million, in the first quarter of 2018, against profits for ARS 816.6 million for the same period in 2017. This increase was mainly due to a ARS 2,653.0 million increase in the margin as a result of the tariff increase granted pursuant to the RTI as from February 2017, and the collection of the first two installments on account of the previously mentioned 2017 increase deferral.

Edenor S.A. – Earnings Release 1Q ‘18	5

Financial results experienced a 231.2% increase in its loss, with ARS 530.4 million losses in the first quarter of 2018, against ARS 160.1 million losses for the same period in 2017, mainly due to an acceleration in the domestic currency depreciation rate against the U.S. dollar, together with the impact of the increase in dollar-denominated debts resulting from the USD 50 million loan granted by the ICBC bank in 2017, which caused a total negative impact in the amount of ARS 336.4 million on account of foreign exchange rate variations; higher commercial interest from the debt with CAMMESA in the amount of ARS 93.3 million; and a ARS 44.8 million increase in interest and others, mainly on account of higher interest. These negative effects have been partially offset by the positive impact of the increase in the fair value of financial assets in the amount of ARS 73.7 million.

Net income experienced a ARS 1,029.4 million increase, recording profits for ARS 1,450.8 million, in the first quarter of 2018, against profits for ARS 421.4 million for the same period in 2017, mainly due to an improvement in the gross margin as a result of the tariff update granted under the RTI, which was partially offset by higher operating and financial expenses and a higher income tax charge.

Adjusted EBITDA

The adjusted EBITDA increased to a profit of ARS 2,769.2 million in the first quarter of 2018, ARS 2,158.1 million higher than in the same period in 2017, which reflects the reconstruction of the economic and financial equation of the utility under concession. Adjustments correspond to the change in the calculation methodology pursuant to ENRE Note No. 125,248 in 1Q17 and commercial interest.

In millon of Pesos	1Q 2018	1Q 2017
Net operating income	2,589.7	816.6
Depreciation of property, plant and equipment	128.3	97.5
EBITDA	2,718.0	914.1
Penalties - ENRE Note 125.248	-	(332.8)
Commercial Interests	51.2	29.8
Adjusted EBITDA	2,769.2	611.1

Capital Expenditures

Edenor’s capital expenditures during the first quarter of 2018 totaled ARS 928.4 million, compared to ARS 760.4 million in the first quarter of 2017. Our investments mainly consisted of the following:

          •            ARS 189.3 million in new connections;

          •            ARS 419.9 million in grid enhancements;

          •            ARS 186.9 million in maintenance;

          •            ARS 12.4 million in legal requirements;

          •            ARS 44.2 million in communications and telecontrol;

          •            ARS 75.6 million in other investment projects.

Edenor S.A. – Earnings Release 1Q ‘18	6

The increase in investments results from the ambitious plan devised by Edenor for the 2017-2021 period, which focuses on investments optimizing service quality levels in accordance with the quality curves required in the RTI by the regulatory agency.

Energy Losses

In the first quarter of 2018, energy losses experienced a slight increase, to 16.3%, against 16.2% for the same period in 2017. Price increases for 2017 and 2018 provided for by Resolutions No. 63/2017, No. 603/2017 and No. 33/2018, which reach approximately 147%, have generated an increase in energy losses measured in pesos, even if there has not been an increase in physical units. Besides, higher costs generate a greater incentive to fraud by certain customers.

Furthermore, in 1Q18 the Company continued taking different actions to reduce energy losses on two fronts: on the one hand, Market Discipline actions (DIME) were intensified aiming to detect and normalize irregular connections and electricity theft and frauds and, on the other hand, there was an increase in the installation of Inclusion Meters (Energy Integrated Meter, MIDE) to foster consumption self-management and the integration of users having an irregular income, at the same time encouraging consumption reduction and the prevention of irregular connections which impact on the safety of customers. The company expects to intensify these actions until reaching expected levels with the purpose of meeting the outlined loss reduction goals.

Indebtedness

As of March 31, 2018, the outstanding principal of our dollar-denominated financial debt amounts to USD 226.4 million, of which USD 176.4 million correspond to Corporate Bonds maturing in 2022 (USD 300,000 of which are held by the company), and USD 50 million to the bank loan taken out with the Industrial and Commercial Bank of China Dubai (ICBC) Branch for a term of 36 months.

On April 12, 2018, the Company entered into a hedge transaction with Citibank London with the purpose of fixing the financial cost of the loan granted by ICBC, which is subject to a variable rate, during the October 2018-October 2020 interest payment period. Thus, all the Company's financial liabilities are disclosed at a fixed rate.

Edenor S.A. – Earnings Release 1Q ‘18	7

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 8.0 million people and an area of 4,637 sq. km. In 2017, Edenor sold 22,503 GWh of energy and purchased 25,950 GWh (including wheeling System demands), with revenue from sales of approximately ARS 24 billion and net income of ARS 682 million.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

 (C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5510

investor@edenor.com

www.edenor.com

Conference Call Information

There will be a conference call to discuss Edenor’s quarterly results on May 14, 2018, at 10:00 a.m. Buenos Aires time / 9:00 a.m. New York time. For those interested in participating, please dial + 1(877) 317-6776 in the United States or, if outside the United States, +1(412) 317-6776 or 0800-444-2930 in Argentina. Participants should use conference ID “Edenor” and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

For additional information on the Company please access: www.edenor.com; www.cnv.gob.ar

Edenor S.A. – Earnings Release 1Q ‘18	8

Condensed Interim Statements of Financial Position

 as of March 31, 2018 and December 31, 2017

In million of US Dollars and Argentine Pesos	03.31.2018	03.31.2018	12.31.2017
	US$	AR$	AR$

ASSETS

Non-current assets
Property, plant and equipment	774.8	15,611.3	14,812.0
Interest in joint ventures	0.0	0.4	0.4
Deferred tax asset	68.9	1,388.8	1,187.0
Other receivables	2.0	41.1	42.4
Total non-current assets	845.8	17,041.6	16,041.9

Current assets
Inventories	24.1	485.6	391.9
Other receivables	4.6	93.4	200.6
Trade receivables	401.8	8,096.6	5,678.9
Financial assets at fair value through profit or loss	219.4	4,420.1	2,897.3
Financial assets at amortized cost	20.1	405.5	11.5
Cash and cash equivalents	7.2	145.0	82.9
Total current assets	677.3	13,646.2	9,263.0

TOTAL ASSETS	1,523.0	30,687.8	25,304.9

Financial tables have been converted into U.S. dollars at a rate of ARS 20.15 per dollar, the selling rate as of March 31, 2018, solely for the convenience of the reader.

Edenor S.A. – Earnings Release 1Q ‘18	9

Condensed Interim Statements of Financial Position

 as of March 31, 2018 and December 31, 2017

In million of US Dollars and Argentine Pesos	03.31.2018	03.31.2018	12.31.2017
	US$	AR$	AR$
EQUITY

Share capital	44.6	898.9	898.7
Adjustment to share capital	19.8	399.8	399.5
Additional paid-in capital	2.0	39.3	31.6
Treasury stock	0.4	7.5	7.8
Adjustment to treasury stock	0.4	8.3	8.6
Legal reserve	3.6	73.3	73.3
Opcional reserve	8.7	176.1	176.1
Other comprehensive loss	(1.4)	(28.1)	(28.1)
Accumulated losses	43.9	884.2	(506.5)
TOTAL EQUITY	122.1	2,459.2	1,060.9

LIABILITIES
Non-current liabilities

Trade payables	12.6	253.1	240.9
Other payables	317.4	6,396.0	6,034.2
Borrowings	224.6	4,526.2	4,191.7
Deferred revenue	13.1	264.8	194.6
Salaries and social security payable	6.3	126.6	119.7
Benefit plans	16.7	336.5	323.6
Tax payable	39.3	791.7	-
Provisions	34.8	701.3	598.1
Total non-current liabilities	664.9	13,396.2	11,702.7

Current liabilities
Trade payables	550.4	11,089.1	9,195.3
Other payables	25.8	519.2	370.4
Borrowings	8.4	169.7	71.2
Derivative financial instruments	-	-	0.2
Deferred revenue	0.2	4.5	3.4
Salaries and social security payable	46.2	931.8	1,220.1
Benefit plans	1.6	31.4	31.4
Tax payable	20.3	409.1	466.7
Tax liabilities	76.0	1,531.0	1,053.5
Provisions	7.3	146.6	129.3
Total current liabilities	736.1	14,832.4	12,541.3
TOTAL LIABILITIES	1,401.0	28,228.6	24,244.0
		-	-
TOTAL LIABILITIES AND EQUITY	1,523.0	30,687.8	25,304.9

Financial tables have been converted into U.S. dollars at a rate of ARS 20.15 per dollar, the selling rate as of March 31, 2018, solely for the convenience of the reader.

Edenor S.A. – Earnings Release 1Q ‘18	10

Condensed Interim Statements of Comprehensive Income (Loss)

 for the three-month period ended March 31, 2018 and 2017

In millon of US Dollars and Argentine Pesos	03.31.2018	03.31.2018	03.31.2017
	US$	AR$	AR$

Continuing operations
Revenue	551.4	11,011.4	5,366.6
Electric power purchases	(276.7)	(5,525.3)	(2,533.6)
Subtotal	274.7	5,486.1	2,833.1
Transmission and distribution expenses	(78.1)	(1,559.1)	(1,047.8)
Gross loss	196.6	3,926.9	1,785.2
Selling expenses	(36.0)	(718.1)	(498.6)
Administrative expenses	(20.6)	(411.5)	(329.4)
Other operating expense, net	(10.4)	(207.6)	(140.6)
Operating Loss (Profit)	129.7	2,589.7	816.6
Financial income	4.6	91.8	59.4
Financial expenses	(24.3)	(485.9)	(348.5)
Other financial expense	(6.8)	(136.4)	128.9
Net financial expense	(26.6)	(530.4)	(160.1)
Loss (profit) before taxes	103.1	2,059.3	656.5

Income tax	(30.5)	(608.4)	(235.1)
Loss (Profit) for the period	72.6	1,450.8	421.4

Basic and diluted earnings Loss (Profit) per share:
Basic and diluted earnings (loss) profit per share	0.08	1.61	(1.33)

Financial tables have been converted into U.S. dollars at a rate of ARS 19.97 per dollar, the average selling rate for the three-month period ended March 31, 2018, solely for the convenience of the reader.

Edenor S.A. – Earnings Release 1Q ‘18	11

Condensed Interim Statements of Cash Flows

for the three-month periods ended March 31, 2018 and 2017

In millon of US Dollars and Argentine Pesos	03.31.2018	03.31.2018	03.31.2017
	US$	AR$	AR$

Cash flows from operating activities
Loss (Profit) for the period	72.7	1,450.8	421.4
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	6.4	128.3	97.5
Loss on disposals of property, plant and equipment	0.0	0.8	2.7
Net accrued interest	19.7	394.0	288.3
Exchange differences	13.1	262.4	(73.9)
Income tax	30.5	608.4	235.1
Allowance for the impairment of trade and other receivables, net of recovery	9.0	179.5	50.4
Adjustment to present value of receivables	0.0	0.1	0.1
Provision for contingencies	6.6	131.3	66.3
Changes in fair value of financial assets	(6.9)	(138.5)	(58.3)
Accrual of benefit plans	1.9	37.6	25.2
Income from non-reimbursable customer contributions	(0.0)	(0.9)	(0.2)
Other reserve constitution - Share bases compensation plan	0.4	7.7	22.0
Changes in operating assets and liabilities:
Increase in trade receivables	(126.8)	(2,532.9)	(699.1)
Decrease in other receivables	(0.4)	(7.2)	10.0
Increase (Decrease) in inventories	(4.7)	(93.7)	23.8
Decrease in deferred revenue	3.6	72.2	-
Dencrease in trade payables	87.7	1,751.7	143.5
Decrease in salaries and social security taxes payable	(14.1)	(281.3)	(179.3)
Decrease in benefit plans	(1.2)	(24.6)	(7.7)
(Decrease) Increase in tax liabilities	22.6	451.2	(246.3)
Decrease in other payables	16.6	331.7	31.5
Net decrease in provisions	(0.5)	(10.7)	(12.9)
Income Tax Payment	(1.5)	(29.0)	-
Net cash flows provided by operating activities	134.7	2,689.0	139.9

Financial tables have been converted into U.S. dollars at a rate of ARS 19.97 per dollar, the average selling rate for the three-month period ended March 31, 2018, solely for the convenience of the reader.

Edenor S.A. – Earnings Release 1Q ‘18	12

Condensed Interim Statements of Cash Flows

for the three-month periods ended March 31, 2018 and 2017

(Continuation)

In million of US Dollars and Argentine Pesos	03.31.2018	03.31.2018	03.31.2017
	US$	AR$	AR$

Cash flows from investing activities
Payment of property, plants and equipments	(50.0)	(999.2)	(742.9)
Collection of Financial assets	26.6	531.3	390.3
Payments of Financial assets	(69.8)	(1,393.4)	(546.5)
Redemption (Subscription) net of money market funds	(38.6)	(771.0)	570.8
Collection of receivables from sale of subsidiaries - SIESA	0.1	2.6	1.6
Net cash flows used in investing activities	(131.7)	(2,629.8)	(326.7)

Net (decrease) increase in cash and cash equivalents	3.0	59.2	(186.8)

Cash and cash equivalents at the beginning of year	4.1	82.9	258.6
Exchange differences in cash and cash equivalents	0.1	2.9	(3.1)
Net decrease in cash and cash equivalents	3.0	59.2	(186.8)
Cash and cash equivalents at the end of period	7.3	145.0	68.7

Financial tables have been converted into U.S. dollars at a rate of ARS 19.97 per dollar, the average selling rate for the three-month period ended March 31, 2018, solely for the convenience of the reader.

Edenor S.A. – Earnings Release 1Q ‘18	13

Condensed Interim Statements of Cash Flows

for the three-month periods ended March 31, 2018 and 2017

   (Continuation)

In millon of US Dollars and Argentine Pesos	03.31.2018	03.31.2018	03.31.2017
	US$	AR$	AR$

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(5.1)	(101.4)	(65.1)
Acquisitions of property, plant and equipment through increased trade payables	(11.2)	(224.4)	(158.1)

Financial tables have been converted into U.S. dollars at a rate of ARS 19.97 per dollar, the average selling rate for the three-month period ended March 31, 2018, solely for the convenience of the reader.

Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
Tel: +54 (11) 4346-5510

Edenor S.A. – Earnings Release 1Q ‘18	14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 11, 2018